UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                  Abgenix Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    0339B107
                                 (CUSIP Number)

                                  July 26, 2004

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 0339B107


     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Advisors LLC

     2.   Check the Appropriate Box if a Member Of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

     5.   Sole Voting Power: 0


Number of
Shares           6.    Shared Voting Power: 3,669,600
Beneficially
Owned by         7.    Sole Dispositive Power:  0
Each Reporting
Person With      8.    Shared Dispositive Power: 3,669,600

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,600

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 4.14%

     12.  Type of Reporting Person (See Instructions) IA

                               CUSIP No. 0339B107


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Capital LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

     5.   Sole Voting Power: 0

Number of
Shares           6.    Shared Voting Power:  801,000
Beneficially
Owned by         7.    Sole Dispositive Power:  0
Each Reporting
Person With      8.    Shared Dispositive Power:  801,000

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 801,000

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 0.90%

     12.  Type of Reporting Person (See Instructions) IA

                               CUSIP No. 0339B107


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Samuel D. Isaly

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          United States

     5.   Sole Voting Power: 0

Number of
Shares           6.    Shared Voting Power:  4,470,600
Beneficially
Owned by         7.    Sole Dispositive Power:  0
Each Reporting
Person With      8.    Shared Dispositive Power:  4,470,600

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
          4,470,600

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 5.04%

     12.  Type of Reporting Person (See Instructions) HC

Item 1.   (a)    Issuer: Abgenix Inc.

          1.     Address:
                 6701 Kaiser Drive
                 Fremont, California 94555

Item 2.   (a)    Name of Person Filing:
                 OrbiMed Advisors LLC
                 OrbiMed Capital LLC
                 Samuel D. Isaly

          (b)    Address of Principal Business Offices:

                 767 Third Avenue, 30th Floor
                 New York, New York 10017

          (c)    Citizenship:

                 Please refer to Item 4 on each cover sheet for each filing person

          (d)    Title of Class of Securities
                 Common stock

          (e)    CUSIP Number: 0339B107

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.   Ownership

          Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Reporting persons are holding 5.04% (4.14% in the case of OrbiMed Advisors LLC and 0.90% in the case of OrbiMed Capital LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

               OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Caduceus Capital Trust (295,000 shares), Caduceus Capital II, L.P. (141,000 shares), UBS Eucalyptus Fund, Ltd. (255,100 shares), PaineWebber Eucalyptus Fund, Ltd. (29,500 shares), HFR SHC Aggressive Fund (39,400 shares), Knightsbridge Post Venture IV L.P. (61,700 shares), Knightsbridge Integrated Holdings, V, LP (52,100 shares), Knightsbridge Netherlands II, L.P. (16,600 shares), Knightsbridge Integrated Holdings IV Post Venture, LP (27,900 shares), Knightsbridge Post Venture III, LP (27,400 shares), Knightsbridge Netherlands I LP (20,600 shares), Knightsbridge Netherlands III LP (9,700 shares), Knightsbridge Integrated Holdings II Limited (31,000 shares), Knightsbridge Venture Capital IV, L.P. (12,900 shares), Knightsbridge Venture Capital III LP (10,000), UBS Juniper Crossover Fund, LLC (173,100 shares), Eaton Vance Worldwide Health Sciences (2,475,200 shares),

          Eaton Vance Emerald Worldwide Health Sciences (138,500 shares), Eaton Vance Variable Trust (29,700 shares), Finsbury Worldwide Pharmaceutical Trust (337,600 shares), Topanga XIII Inc. (22,500 shares), Caduceus Capital III, L.P. (1,100 shares) and NBIM ORB GLB Pharma & Bio (263,000 shares).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable


Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004
                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: President

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly

EX-1.1 OTHERDOC
          2
          0002.txt
                             JOINT FILING AGREEMENT

                                                                     Exhibit 1.1
                                                                     -----------

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated July 26, 2004, (the "Schedule 13G"), with respect to the Common Stock, $0.0001 par value per share, of Abgenix Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 3rd day of August 2004.


                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: President

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly

EX-2.1 OTHERDOC
Statement of Control Person

                                                                     Exhibit 2.1
                                                                     -----------

                           Statement of Control Person


The Statement on this Schedule 13G dated July 26, 2004 with respect to the common stock $0.0001 par value per share of Abgenix Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as a control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).